James A. Lott
Chief Technology Officer
OptiPulse, Inc.

Education:
- Doctor of Philosophy in Electrical Engineering (1993), University of New Mexico, Albuquerque, NM, USA
- Master of Science in Electrical Engineering (1987), Air Force Institute of Technology, Wright-Patterson AFB, OH, USA
- Bachelor of Science: Electrical Engineering and Computer Sciences (1983), University of California at Berkeley, Berkeley, CA, USA

Experience:
- 2016 to Present   Chief Technology Officer, OptiPulse Inc., Albuquerque, New Mexico
- 2012 to 2019   Gastprofessor, Technische Universität Berlin, Zentrum für Nanophotonik, Institut für Festköperphysik, Berlin, Germany
  - Research on semiconductor materials and devices; mentors students
  - Professor physics and photonics courses

- 2007 to 2012,   Chief Technology Officer (CTO), VI Systems GmbH, Berlin, Germany
  - Led research, product development, and technology management and strategy
  - Developed photonics products for up to 40 Gbit/s optical data communications systems

- 2006 to 2007   Principle Engineer, Materials Laboratory, INTEL Corporation, USA (various locations)
  - Led failure/microstructural analysis projects for new product integration
  - Performed fault isolation studies, process analysis, and special engineering support studies on flash memory, cellular processor, and microprocessors
  - Led microstructural analysis teams (SIMS, FIB/SEM, TEM, AFM, etc.) in development of techniques for manufacturing of nanometer scale integrated devices

- 1993 to 2006   Professor of Electrical Engineering and Deputy Department Head, AIR FORCE Institute of Technology (AFIT), Wright-Patterson AFB, OH, USA

- 1988 to 1993   Military Research Associate, Sandia National Laboratories, Albuquerque, NM, USA

United States Military Service and Professional Military Education:
1983 to 2006   Science and engineering officer in the U.S. Air Force (retired 2006)
   2000   Air War College – professional military education for wing-level commanders (12 months)
   1997   Air Command and Staff College (9 months)
   1984   Squadron Officer School (3 months)

Dr James Lott has over 250 Research Papers, Submissions to Conferences, and Publications.